UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, further to the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 25, 2025 and the announcement made on March 26, 2025 in relation to the declaration of a cash dividend in an aggregate amount of USD $130 million, payable in four equal installments in USD (of USD $32.5 million each installment), holders of Cemex Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) as of the record date of June 17, 2025, will be entitled to receive the first installment of the cash dividend (USD $32.5 million). The first installment is expected to be paid starting on June 18, 2025; the second installment is expected to be paid starting on September 18, 2025; the third installment is expected to be paid starting on December 16, 2025; and the fourth and last installment is expected to be paid starting on March 12, 2026. Each ADS represents 10 CPOs.

Cemex will proceed to make payment of the first installment of the cash dividend at the rate of approximately USD $0.000746 per share, against the delivery of coupon 155 (one hundred and fifty-five) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. CPO holders will receive approximately USD $0.002238 per CPO and ADS holders will receive approximately USD $0.022380 per ADS in the first installment of the cash dividend. Cemex intends to announce the corresponding final dividend amounts per share, CPO, and ADS for the first installment no later than June 16, 2025.

The first installment of the cash dividend should be paid to holders of bearer shares and CPO holders on June 18, 2025 in Mexican Pesos at the exchange rate determined by the Bank of Mexico (Banco de México) on June 16, 2025. ADS holders are expected to receive payment of the first installment of the dividend on or around June 26, 2025. The last day to acquire CPOs and ADSs with dividend payment rights will be June 16, 2025, respectively.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: June 6, 2025	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller